UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Leaf Group Ltd.

(Exact name of registrant as specified in its charter)

DELAWARE	001-35048	20-4731239
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1655 26th Street Santa Monica, CA	90404
(Address of principal executive offices)	(Zip Code)

Adam Wergeles                                         (310) 917-6422

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 — Conflict Minerals Disclosure

Item 1.01                                          Conflict Minerals Disclosure and Report

Leaf Group Ltd. (together with its consolidated subsidiaries, the “Company”) is filing this report on Form SD for the reporting period of January 1, 2017 to December 31, 2017 pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and in accordance with the requirements of Item 1.01 of Form SD. A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available on the Company’s website at: http://ir.leafgroup.com/corporate-governance/corporate-governance-overview/.

Item 1.02                                          Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Item 2.01                                           Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LEAF GROUP LTD.
(Registrant)

By:	/s/ Adam Wergeles	February 26, 2019
	Adam Wergeles	(Date)
Executive Vice President and General Counsel